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                                                                  EXHIBIT (4)(c)

                            POLICY SPLIT OPTION RIDER

Benefit - While both Insureds of the policy to which this rider is attached ("the policy" or "this policy") are living, you may exchange the policy for two new single life policies, one on each of the two Insureds, subject to the terms of this rider. This exchange will not qualify as a tax-free exchange pursuant to
Section 1035 of the Internal Revenue Code. For more information about section 1035 exchanges, consult your tax advisor. Evidence of insurability will be required to exercise this option.

Exchange Conditions - To exercise this option, you must:

..    ask for the exchange in writing on a form that we will provide to you;
..    return such form and the policy to us; and
..    provide evidence of insurability satisfactory to us for both Insureds.

Exchange Date - The exchange will take effect on the Exchange Date, which is the date all of the Exchange Conditions are met.

New Policies - The exchange may be to any single life policy that we regularly issue at the time of exchange, subject to our approval

The Policy Date of the two new policies will be the Exchange Date. The new policy on each Insured will be based on that Insured's age as of the Exchange Date. The new policies will take effect on the Exchange Date, at which time this policy will end.

The Face Amount of each new policy as of the Exchange Date may be for any amount you choose, provided that the sum of the Face Amounts of the new policies do not exceed this policy's Face Amount, including the Face Amount under any last survivor term rider that may be attached to the policy, both as of the Exchange Date. You must give your written consent if the Face Amounts of the two new policies are not equal.

The Cash Surrender Value of this policy will be allocated as premiums to the two new policies in the same proportions as the Face Amount of each new policy bears to the sum of such Face Amounts. Any policy debt of this policy will likewise be allocated to the policy debt of each of the two new policies in the same proportions. We will waive any policy charge normally charged to cover our expenses arising from any state or federal tax charged to us due to the exchange. Any surrender charges applicable to the new policy will apply to the new policies.

Continuance of Riders and Benefits - Subject to our approval and if available, any riders or benefits of the policy may be continued under the new policies.

Adding Coverage to the New Policies - Subject to our approval and if available, new riders or benefits may be added and coverage may be increased. You must provide evidence of insurability satisfactory to us for any such addition or increase.

Suicide Exclusion and Incontestability - The time period for the Suicide Exclusion and Incontestability provisions of the new policies will begin from the Policy Date of the new policies.

Assignment - Any assignment of the policy will apply to each new policy.

Effective Date - This rider will take effect on the Policy Date.

Termination - This rider will end on the earliest of:

..    your Written Request to end the rider; or
..    the death of one of the policy's two Insureds; or
..    the date when the policy ends;
..    your exercise of this rider's exchange option.

General Conditions - This rider is part of the policy to which it is attached. All terms of the policy that do not conflict with the terms of this rider apply to this rider. If there is conflict between the terms of this rider and the terms of the policy, the terms of this rider shall prevail.

                         Pacific Life Insurance Company

        /s/ THOMAS C. SUTTON                           /s/ AUDREY L. MILFS
  Chairman and Chief Executive Officer                       Secretary

R03PSO